Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

GENERAL

This Management Discussion & Analysis (“MD&A”) is intended to supplement and complement the condensed interim consolidated financial statements and accompanying notes of Jet Metal Corp. (the “Company” or “Jet Metal”) for the nine month period ended January 31, 2016. The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2015, the Company’s unaudited condensed interim consolidated financial statements for the nine month period ended January 31, 2016, and the accompanying notes thereto.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the estimation of mineral resource estimates, estimates of future administrative costs, statements about the Company’s future development of its properties, statements contained in the “Outlook” section of this MD&A and statements related to the transaction with Jetlines (defined below). Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mineral exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits or regulatory approvals; delays or the inability to obtain necessary shareholder approvals; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

Forward-looking information and forward-looking statements are, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director of the Company and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s mineral properties can be found in the following NI 43-101 Technical Reports which are available on SEDAR at www.sedar.com and the Company’s website:

•	CMB Uranium Project: The Technical Report titled “Technical Report on the Central Mineral Belt (CMB) Property, Labrador Canada”, dated April 16, 2015.

•	Bootheel Uranium Project: The Technical Report titled “Technical Report on the Bootheel Project for Jet Metal Corp. and The Bootheel Project LLC”, dated May 20, 2015.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties. The Company is currently focused on maintaining its uranium properties in North America, as well as investigating other mineral opportunities and opportunities outside of the mineral resource sector.  The Company does not have any producing mineral properties at this time.

The Company’s common shares trade on the TSX Venture Exchange (the “TSX-V” or the “Exchange”) under the symbol “JET” and on the OTC Markets Group’s OTCQB Marketplace (the “OTCQB”) under the symbol “JETMF”.

The Company currently maintains exploration and evaluation properties in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

➢	Bootheel Uranium (“Bootheel”) Project with UR-Energy USA, Inc. in Wyoming

Central Mineral Belt (“CMB”) Project

The CMB Project currently consists of a total of 359 claims, located in central Labrador.  These claims are subject to a 2% Net Smelter Return Royalty (“NSR”) payable to Silver Spruce Resources Inc. and also subject to a 2% NSR payable to Expedition Mining Inc. on 60% of any production from the property.  The most prospective area within these claims is the Two Time Prospect, which contains an Indicated Mineral Resource estimate of 2.33 M pounds of U3O8 (1.82 M tonnes grading 0.058% U3O8) and an Inferred Mineral Resource estimate of 3.73 M pounds of U3O8 (3.16 M tonnes grading 0.053% U3O8).  Further information on the CMB Project can be found in the NI 43-101 Technical Report dated April 16, 2015 which is available on SEDAR at www.sedar.com.

During the nine month period ended January 31, 2016, the Company incurred acquisition costs of $Nil (Year ended April 30, 2015 - $Nil) and exploration and evaluation expenses of $17,950 (January 31, 2015 - $Nil) related to claims maintenance for the CMB Project.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

Due to the challenging economic environment, the Company does not plan to spend any additional funds on the remaining CMB Project claims until market conditions improve, with the exception of reclamation work and claims and license renewals which may be required.

Bootheel Uranium Project

The Bootheel property is currently owned by the Bootheel Project LLC and consists of 81 Federal Mining claims and one State lease.  The Company currently has an 81% interest in The Bootheel Project LLC, subject to certain royalties.  The remaining 19% ownership of The Bootheel Project, LLC is held by UR-Energy USA Inc. (“URE”).

Project Summary

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily covered the Federal mining claims but also included some historic data from the surrounding fee land.

These data, along with additional data acquired from Cameco Corporation, were compiled by the Company’s geological team and were combined with the results from over 50,000 feet of drilling completed by the Company at Bootheel during calendar year 2008. This compilation formed the basis for the Company’s 2011 drilling program which saw the completion of 76 bore holes, totaling 35,760 feet (10,900 metres).

A synthesis of all of these data enabled the Company to generate an Indicated Mineral Resource estimate of 1.12 million pounds of U3O8 (1.570M tons @0.036% eU3O8) and an Inferred Mineral Resource of 1.05 million pounds of U3O8 (1.315M tons @ 0.040% eU3O8) for the 81 Federal lode claims and single Wyoming State lease that currently comprise the Bootheel Property.  Further details can be found in the NI 43-101 Technical Report dated May 20, 2015, available on SEDAR at www.sedar.com.

The overall poor state of the junior resource market has led the Bootheel Project LLC to place the project on care and maintenance, allowing expenditures to remain at a minimum, while maintaining the integrity of the data and land package.  To this end, during the year ended April 30, 2014, the Company released mineral claims that did not have any mineral resources identified on them or any significant prospectivity to contain such resources. This action reduced the total land package from 274 mineral claims and 2 state leases to the current level of 81 mineral claims and 1 state lease and allowed the Bootheel Project LLC to keep the most prospective ground in good standing. A reversal in the state of the uranium price specifically, as well as the junior resource market in general, may afford the Bootheel Project LLC the opportunity to further assess and evaluate its options for the future.

During the nine month period ended January 31, 2016, the Company incurred acquisition costs of $Nil (Year ended April 30, 2015 - $Nil) related to the Bootheel Uranium Project.  During the nine month period ended January 31, 2016, the Company continued to focus on maintaining the claims in good standing as well as updated technical reports, incurring net costs of $27,546 (January 31, 2015 - $15,754).  Exploration and evaluation expenditures related to the Bootheel Uranium Project include administrative costs of $22,549 (January 31, 2015 - $20,821) for insurance and renewals of claims and leases and reporting costs of $9,980 (January 31, 2015 - $Nil) to update the NI 43-101 Technical Report.  These exploration and evaluation expenses were partially offset by recoveries of $4,983 (January 31, 2015 - $5,067) in relation to URE’s portion of exploration and evaluation expenditures incurred on the Bootheel Uranium Project.

OUTLOOK

The Company successfully completed equity financing for gross proceeds of $3 million during the year ended April 30, 2015 which will allow the Company to evaluate new opportunities in the mineral resource sector and in other sectors, as well as maintain its current mineral exploration properties, and meet general corporate and working capital requirements.  In light of the current poor macroeconomic environment, the Company will continue to manage and closely monitor its discretionary costs and resources.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

Subsequent to the nine month period ended January 31, 2016, the Company entered into a letter of intent with respect to a proposed business combination.  Refer to “Proposed Transaction” for additional details.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Results of operations for the nine month period ended January 31, 2016 compared to the nine month period ended January 31, 2015:

For the nine month period ended January 31, 2016, the Company reported a net loss of $336,849 or $0.01 per common share, compared to a net loss of $189,893 or $Nil per common share for the same period of the prior year.  The increase in net loss of $146,956 is discussed in detail below.

Operating Items

Total operating items for the nine month period ended January 31, 2016 totaled $301,274, representing a decrease of $111,922 compared to the same period of the prior year.  During the nine month period ended January 31, 2016, the Company continued to experience decreased overall activity, with the exception of work completed to update NI 43-101 Technical Reports and business development activities.

The Company recorded audit and accounting fees of $24,250 for the nine month period ended January 31, 2016 relating to annual audit and tax preparation services.  The Company recorded audit and accounting fees of $1,525 for the nine month period ended January 31, 2015 as a result of reversing professional fees amounting to $26,117 as previous invoices received by the Company were revised.  This recovery of professional fees was offset by accruals for annual audit and tax preparation services.

During the nine month period ended January 31, 2016, the Company incurred exploration and evaluation expenses in the amount of $45,496 (January 31, 2015 - $15,754) of which $17,950 (January 31, 2015 - $Nil) related to claims maintenance for the CMB Project and $27,546 (January 31, 2015 - $15,754) related to net costs for the Bootheel Uranium Project.  The total increase in exploration and evaluation expenses of $29,742 is due to the Company updating technical reports and renewing property claims during the nine month period ended January 31, 2016.  Details of exploration and evaluation activities are further discussed in “Description of Business and Overview”.

The Company earned finance income during the nine month period ended January 31, 2016 in the amount of $16,537 (January 31, 2015 - $10,617).  Finance income related to excess cash on hand from equity financing completed in September 2014 which is held in short-term investments. The increase in finance income of $5,920 for the nine month period ended January 31, 2016 compared to the nine month period ended January 31, 2015 is due to the length of time excess cash on hand was invested in each period.

During the nine month period ended January 31, 2016, the Company recorded a foreign exchange loss in the amount of $2,986 (January 31, 2015 – $5,926) in relation to transactions and balances denominated in US dollars and the effects of fluctuations in the US dollar relative to the Canadian dollar.

Insurance expense decreased by $6,602 during the nine month period ended January 31, 2016 compared to the same period of the prior year as a result of the Company adjusting its insurance policy and negotiating more favourable terms for the current policy.

Investor relations for the nine month period ended January 31, 2016 decreased to $5,451 from $9,455 incurred in the same period of the prior year. Investor relations expenses consist of the cost of news releases, website maintenance and hosting, printing and business development initiatives undertaken.  During the nine month period ended January 31, 2015, the Company incurred additional costs in connection with the private placement which closed in September 2014.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

During the nine month period ended January 31, 2016, no external legal costs were incurred.  During the nine month period ended January 31, 2015, the Company incurred legal expenses of $10,919 in relation to US securities matters and procedures to list the Company’s warrants for trading.

Office and administration expenses for the nine month period ended January 31, 2016 in the amount of $24,626 (January 31, 2015 - $50,543) decreased by $25,917 compared to the same period of the prior year and is attributable to usage of shared office facilities. Overall corporate activities for the nine month period ended January 31, 2015 were increased as a result of the private placement which closed in September 2014.

Rent expense for the nine month period ended January 31, 2016 amounted to $33,611 (January 31, 2015 - $43,186), representing a decrease of $9,575 which is also attributable to changes in the usage of shared office facilities and termination of storage facility rental agreements.

Transfer agent and filing fees decreased to $59,373 for the nine month period ended January 31, 2016 compared to $98,440 for the same period of the prior year.  The decrease in transfer agent and filing fees of $39,067 is attributable to decreased overall public company listing fees as the Company voluntarily delisted from the NYSE MKT Stock Exchange and the Toronto Stock Exchange in prior years.  During the nine month period ended January 31, 2015, the Company incurred initial costs in listing share purchase warrants which further explains the decreased transfer agent and filing fees incurred during the nine month period ended January 31, 2016.

The Company incurred wages and salaries and consulting fees for the nine month period ended January 31, 2016 in the amounts of $100,859 (January 31, 2015 - $147,643) and $698 (January 31, 2015 - $3,415), respectively.  The decrease in personnel costs of $49,501 is a result of decreased overall corporate activities.  During the nine month period ended January 31, 2015, increased personnel services were required in connection with the private placement completed in September 2014.

Other Income (Expenses)

During the nine month period ended January 31, 2016, the Company sold exploration equipment and storage containers with net book values of $66,091 and $2,682, respectively, for proceeds of $35,000, resulting in a loss on disposal of $33,773.  The Company also recorded an impairment of property and equipment in relation to obsolete exploration equipment with a net book value of $1,802 and recoverable amount of $Nil, resulting in an impairment loss of $1,802.

During the nine month period ended January 31, 2015, the Company realized a gain on forgiveness of debt in the amount of $225,152 as a result of a debt settlement agreement between King & Bay West Management Corp. (“King & Bay West”), MJM Consulting Corp. and the Company.  The details of the debt settlement agreement are summarized in “Related Party Transactions”.

The Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600 for the nine month period ended January 31, 2015.

During the nine month period ended January 31, 2015, the Company recorded a loss on marketable securities in the amount of $2,449 in relation to fair market value adjustments at period end.

Working Capital

As at January 31, 2016, the Company had working capital of $1,626,269 compared to working capital of $2,099,399 as at April 30, 2015. The decrease in working capital of $473,130 is attributable to net loss from operating items for the nine month period ended January 31, 2016 and the classification of a related party term loan as a current liability as of January 31, 2016.  Refer also to “Statement of Financial Position Information” for further details with respect to account balance changes for the nine month period ended January 31, 2016.

Details of the Company’s plans with respect to its working capital are further discussed in “Outlook” and “Liquidity and Capital Resources”.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	Q3 January 31, 2016 ($)	Q2 October 31, 2015 ($)	Q1 July 31, 2015 ($)	Q4 April 30, 2015 ($)
Loss from continuing operations Loss Loss per share	(93,121) (93,121) (0.00)	(119,127) (154,702) (0.01)	(89,026) (89,026) (0.00)	(126,825) (167,836) (0.01)

Description	Q3 January 31, 2015 ($)	Q2 October 31, 2014 ($)	Q1 July 31, 2014 ($)	Q4 April 30, 2014 ($)
Loss from continuing operations Income (loss) Income (loss) per share	(140,268) (140,268) (0.01)	(219,063) 6,689 0.00	(53,865) (56,314) (0.01)	(46,113) (110,365) (0.02)

Historical quarterly results of operations and income (loss) per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

Losses incurred in the last eight quarters, with the exception of the three month period ended October 31, 2014, reflect decreased overall Company activities as the Company attempted to maintain low levels of expenditures due to challenging market conditions.

The Company realized income in the amount of $6,689 for the quarter ended October 31, 2014 primarily due to the Company recording a gain on forgiveness of debt in the amount of $225,152 as a result of entering into a debt settlement agreement with two related parties, as further discussed in “Related Party Transactions”.  The gain on forgiveness of debt was mostly offset by general and administrative expenses for the quarter ended October 31, 2014.

THIRD QUARTER

Results of operations for the three month period ended January 31, 2016 compared to the three month period ended January 31, 2015:

For the three month period ended January 31, 2016, the Company reported a net loss of $93,121 or $Nil per common share, compared to net loss of $140,268 or $0.01 per common share for the same period of the prior year.  The decrease in net loss of $47,147 is discussed in detail below.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

Operating Items

Total operating items for the three month period ended January 31, 2016 totaled $93,121, representing a decrease of $47,147 compared to the same period of the prior year.  During the three month period ended January 31, 2016, the Company continued to experience decreased overall activity with the exception of business development activities.

Audit and accounting fees for the three month period ended January 31, 2016 amounted to $8,580 (January 31, 2015 - $7,942), representing a slight increase of $638.

During the three month period ended January 31, 2016, the Company incurred exploration and evaluation expenses in the amount of $7,722 (January 31, 2015 - $7,953) which related to net costs for the Bootheel Uranium Project.  Details of exploration and evaluation activities are further discussed in “Description of Business and Overview”.

The Company earned finance income during the three month period ended January 31, 2016 in the amount of $4,291 (January 31, 2015 - $7,308).  Finance income related to excess cash on hand from equity financing completed in September 2014 which is held in short-term investments. The decrease in finance income of $3,017 for the three month period ended January 31, 2016 is explained by lower short-term investment balances compared to the three month period ended January 31, 2015.

During the three month period ended January 31, 2016, the Company recorded a foreign exchange loss in the amount of $1,282 (January 31, 2015 – $5,011) in relation to transactions and balances denominated in US dollars and the effects of fluctuations in the US dollar relative to the Canadian dollar.

Insurance expense decreased by $2,975 during the three month period ended January 31, 2016 compared to the same period of the prior year as a result of the Company adjusting its insurance policy and negotiating more favourable terms for the current policy.

Investor relations for the three month period ended January, 31, 2016 decreased to $572 from $1,069 incurred in the same period of the prior year. Investor relations activities were minimal during both the three month periods ended January 31, 2016 and 2015 and related to news releases and website hosting and maintenance.

During the three month period ended January 31, 2016, no external legal costs were incurred.  The Company incurred legal expenses during the three month period ended January 31, 2015 in the amount of $10,469 related to US securities matters and procedures to list the Company’s warrants for trading.

Office and administration expenses for the three month period ended January 31, 2016 in the amount of $7,446 (January 31, 2015 - $17,112) decreased by $9,666 compared to the same period of the prior year and is attributable to usage of shared office facilities.

Rent expense for the three month period ended January 31, 2016 amounted to $9,242 (January 31, 2015 - $14,848), representing a decrease of $5,606 which is also attributable to changes in the usage of shared office facilities and termination of storage facility rental agreements.

Transfer agent and filing fees decreased to $23,005 for the three month period ended January 31, 2016 compared to $44,389 for the same period of the prior year.  The decrease in transfer agent and filing fees of $21,384 is attributable to costs associated with initially listing share purchase warrants during the three month period ended January 31, 2015.  In addition, the Company incurred reduced overall public company listing fees during the three month period ended January 31, 2016 as a result of voluntarily delisting from the NYSE MKT Stock Exchange and the Toronto Stock Exchange in prior years.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

The Company incurred wages and salaries and consulting fees for the three month period ended January 31, 2016 in the amounts of $34,490 (January 31, 2015 - $26,422) and $698 (January 31, 2015 - $Nil), respectively.  The increase in personnel costs of $8,766 for the three month period ended January 31, 2016 is a result of business development initiatives which are detailed below in “Proposed Transaction”.

Other Income (Expenses)

There were no items relating to other income (expenses) during the three month periods ended January 31, 2016 or 2015.

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 2016, the Company had cash and cash equivalents of $2,029,126 (April 30, 2015 - $2,350,202) and working capital of $1,626,269 (April 30, 2015 – $2,099,399).  The decrease in working capital of $473,130 is primarily attributable to net loss from operating items for the nine month period ended January 31, 2016 and the classification of a related party term loan as a current liability as of January 31, 2016.  Changes in current asset and current liabilities accounts are discussed in “Statement of Financial Position Information”.

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.  See “Risk Factors”.

The Company estimates corporate and general costs to maintain the requirements of a listed company to be approximately $500,000 per year.  Fixed costs to maintain the Company’s existing exploration and evaluation assets are estimated to be approximately $30,000 per year.  Therefore, minimum working capital requirements are estimated at $530,000 per year.  With the completion of equity financing for gross proceeds of $3 million and concurrent debt restructuring during the year ended April 30, 2015, the Company has sufficient funds to meet estimated annual corporate and general costs and property maintenance costs.

The Company currently has no other material financial commitments, but may incur additional costs should the Company investigate or pursue a prospective mineral property or other opportunities outside of the mineral resource sector.  Refer to “Proposed Transaction” for details with respect to a proposed business combination which has not been reflected in the estimated annual corporate and general costs above.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

To date, the Company’s operations, including its exploration and evaluation activities, have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

Operating Activities

Cash used in operating activities for the nine month period ended January 31, 2016 amounted to $356,076, which consisted of the net loss for the period of $336,849 and adjusted for depreciation of equipment of $5,013, impairment of property and equipment of $1,802, loss on sale of property and equipment of $33,773, and an unrealized gain on foreign exchange of $5,059.  Net loss for the period was further adjusted to determine cash used in operating activities for changes in non-cash working capital items, including a decrease in receivables in the amount of $14,733 for Goods and Services Tax input tax credits and other amounts receivable; a decrease in prepaid expenses of $823 in relation to amortization of prepaid expenses, net of additions for renewing directors’ and officers’ insurance, incurring annual regulatory listing fees and maintaining annual claims for the Bootheel Uranium Project; an increase in payables and accrued liabilities of $11,037 due to the timing of settling outstanding amounts due to third parties; and a decrease in amounts due to related parties of $81,349 attributable to payments to King & Bay West, net of additional services provided during the period by related parties.

Cash used in operating activities for the nine month period ended January 31, 2015 amounted to $241,020, which consisted of the net loss for the period of $189,893 and adjusted for depreciation of property and equipment of $13,802, forgiveness of related party debt of $225,152, non-cash interest expense of $1,155, a gain on the sale of property and equipment of $600, an unrealized gain on foreign exchange of $4,541 and an unrealized loss on marketable securities of $2,449.  Net loss for the period was further adjusted to determine cash used in operating activities for changes in non-cash working capital items, including an increase in receivables in the amount of $12,277 for Goods and Services Tax input tax credits and interest receivable; a decrease in prepaid expenses of $4,398 in relation to amortization of prepaid expenses, net of additions for renewing directors’ and officers’ insurance, incurring annual regulatory listing fees and maintaining annual claims for the Bootheel Uranium Project; a decrease in payables and accrued liabilities of $44,423 due to payments to third parties; and an increase in amounts due to related parties of $214,062 attributable to services and funds provided by King & Bay West.

Investing Activities

Cash provided by investing activities during the nine month period ended January 31, 2016 related to the sale of property and equipment for gross proceeds of $35,000, as discussed in “Review of Consolidated Financial Results”.

Cash provided by investing activities for the nine month period ended January 31, 2015 amounted to $50,310 and consisted of proceeds received from the sale of marketable securities in the amount of $52,710; property and equipment acquisition costs of $3,000; and proceeds from the sale of property and equipment of $600.

Financing Activities

There was no cash provided by or used in financing activities for the nine month period ended January 31, 2016.

Financing activities for the nine month period ended January 31, 2015 consisted of a security deposit paid in the amount of $100,000; gross proceeds received of $3,000,000 in relation to the private placement which closed in September 2014 and related cash share issue costs paid in the amount of $34,106; and partial repayment of a related party term loan of $39,253.  Refer to “Capital Stock” and “Related Party Transaction for additional details of equity and related party transactions, respectively.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

STATEMENT OF FINANCIAL POSITION INFORMATION

	As at January 31, 2016	As at April 30, 2015

Cash and cash equivalents	$2,029,126	$2,350,202
Receivables	11,337	26,070
Available-for-sale investment	200,000	200,000
Prepaid expenses	31,435	32,258
Deposit	100,000	100,000
Exploration and evaluation assets	2,509,791	2,509,791
Property and equipment	-	75,588
Reclamation bonds	36,326	31,267
Total Assets	$4,918,015	$5,325,176

Payables and accrued liabilities	$214,092	$203,055
Due to related parties	231,537	312,886
Future reclamation provisions	20,807	20,807
Capital stock	90,663,999	90,663,999
Reserves	21,475,351	21,475,351
Deficit	(107,687,771)	(107,350,922)
Total Liabilities and Equity	$4,918,015	$5,325,176

Assets

Cash decreased by $321,076 during the nine month period ended January 31, 2016 primarily as a result of operating activities, as detailed in “Liquidity and Capital Resources”.

Receivables decreased by $14,733 during the nine month period ended January 31, 2016 due to Goods and Services Tax refunds received, net of input tax credits incurred, and accrued interest income received related to interest bearing short-term investments.

As at January 31, 2016, available-for-sale investment consists of 1,000,000 common shares of Voleo, Inc. which have an aggregate purchase price of $200,000 and were purchased by the Company during the year ended April 30, 2015.  The investment in Voleo, Inc. is carried at cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.

As at January 31, 2016, prepaid expenses decreased by $823 compared to the balance as at April 30, 2015 due to the amortization of prepaid expenses for the period, net of additions related to renewing directors’ and officers’ insurance, incurring annual regulatory listing fees and maintaining annual claims for the Bootheel Uranium Project.

The balance of the non-current deposit in the amount of $100,000 as at January 31, 2016 (April 30, 2015 - $100,000) consists of a security deposit in the amount of $100,000 in accordance with a management services agreement which is detailed in “Related Party Transactions”.

There was no change in the balance of exploration and evaluation assets during the nine month period ended January 31, 2016.

Property and equipment decreased by $75,588 during the nine month period ended January 31, 2016 due to the sale of property and equipment with a net book value of $68,773, impairment of property and equipment with a net book value of $1,802, and depreciation expense for the period of $5,013.  For further detail of property and equipment transactions, refer to “Review of Consolidated Financial Results”.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

During the nine month period ended January 31, 2016, reclamation bonds increased by $5,059 as a result of an unrealized foreign exchange gain as the reclamation bonds are denominated in US dollars and registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

Liabilities

During the nine month period ended January 31, 2016, payables and accrued liabilities increased by $11,037 due to the timing of payments to settle outstanding amounts due to various third parties.

Amounts due to related parties decreased by $81,349 during the nine month period ended January 31, 2016 which is attributable to payments to King & Bay West net of additional services provided during the period by both King & Bay West and MJM Consulting Corp.  For further details with respect to related party balances and transactions, refer to “Related Party Transactions”.

During the nine month period ended January 31, 2016, there was no change in the balance of future reclamation provisions which relates to cleanup costs for the Moran Lake Property which the Company abandoned in a prior year.  The timing of the cleanup costs is uncertain.

Equity

There was no change in the balances of capital stock or reserves during the nine month period ended January 31, 2016.

Deficit increased by the net loss for the nine month period ended January 31, 2016 in the amount of $336,849.

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	January 31, 2016	Date of Report
Common shares – issued and outstanding	28,218,451	28,218,451
Director, employee and contractor options – outstanding	1,000	1,000
Warrants to purchase shares	20,000,000	20,000,000
Common shares – fully diluted	48,219,451	48,219,451

Share and warrant issuances

There were no common share or share purchase warrant issuances during the nine month period ended January 31, 2016.

The Company issued the following common shares and share purchase warrants during the year ended April 30, 2015:

On December 9, 2014, the Company issued 612,500 common shares valued at $107,188 to settle amounts payable to MJM Consulting Corp. totaling $91,875.  This resulted in a loss on settlement of debt in the amount of $15,313.

On December 9, 2014, the Company issued 1,027,916 common shares valued at $179,885 to settle amounts payable to King & Bay West totaling $154,187.  This resulted in a loss on settlement of debt in the amount of $25,698.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

On September 16, 2014, the Company closed a non-brokered private placement and issued 20,000,000 units at a price of $0.15 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable to acquire one common share for a period of 5 years at an exercise price of $0.25.  The Company paid cash commission to certain arm’s length parties in the amount of $6,450 and cash share issue costs in the amount of $27,656.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the nine month periods ended January 31, 2016 and 2015 are summarized as follows:

	January 31, 2016	January 31, 2015

Short-term benefits(1)	$47,127	$33,740

(1) include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

Other related party transactions and balances

King & Bay West Management Corp. is an entity that is owned by Mr. Mark J. Morabito, the President and Chief Executive Officer of the Company.  King & Bay West employs or retains certain directors, officers and consultants of the Company and provides administrative, management, geological, regulatory, tax, business development and corporate communications services to the Company. These services are provided to the Company on an as-needed basis and are billed based on the cost or value of the services provided to the Company.  The fees are consistent with what King & Bay West charges its clients for similar services. The amount set out in the table below represents amounts paid or accrued to King & Bay West for the services of King & Bay West personnel and for overhead and third party costs incurred by King & Bay West on behalf of the Company.

Transactions entered into with related parties other than key management personnel during the nine month periods ended January 31, 2016 and 2015 include the following:

	January 31, 2016	January 31, 2015

King & Bay West	$131,246	$222,256

Deposit as at January 31, 2016 consists of a security deposit in the amount of $100,000 (April 30, 2015 - $100,000) paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the “Management Services Agreement”).  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

Amounts due to related parties as at January 31, 2016 include the following:

•
King & Bay West - $221,537 (April 30, 2015 - $312,886).  The amount due to King & Bay West includes a term loan in the amount of $206,810 (April 30, 2015 - $206,810) which becomes due on September 16, 2016.

•
MJM Consulting Corp., an entity that is owned by Mr. Mark J. Morabito, the President and Chief Executive Officer of the Company - $10,000 (April 30, 2015 - $Nil).  The amount payable to MJM Consulting Corp. relates to accrued services provided to the Company in Mr. Morabito’s role as President and Chief Executive Officer.  The fees are consistent with what MJM Consulting Corp. charges its clients for similar services.

The amounts due to a related party are non-interest bearing.

Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the “Debt Settlement Agreement”).  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company.  These common shares were valued at $179,885 and resulted in a loss on settlement of debt in the amount of $25,698.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company.  These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313.  The common shares were issued on December 9, 2014.

During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 to the non-interest bearing two year term loan due to King & Bay West.  No additional payments were applied during the nine month period ended January 31, 2016.

Transactions with related parties were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

GOING CONCERN

The Company is in the process of exploring and developing its exploration and evaluation properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation properties and related deferred exploration costs are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future profitable production.

The consolidated financial statements of the Company have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The continuing operations of the Company are dependent upon the Company’s ability to continue to raise adequate financing and to commence profitable operations in the future.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at January 31, 2016, the Company had working capital of $1,626,269 (April 30, 2015 – $2,099,399) and a deficit of $107,687,771 (April 30, 2015 – $107,350,922).  With the completion of equity financing for gross proceeds of $3 million and concurrent debt restructuring during the year ended April 30, 2015, the Company has sufficient funds to meet future estimated annual corporate and general costs and property maintenance costs, as detailed in “Liquidity and Capital Resources”.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported.  Actual results could differ from those estimates.

Critical Judgements

The preparation of the condensed interim consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the consolidated financial statements include:

Deferred Tax Assets and Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration and Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Property and Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended April 30, 2015.

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at January 31, 2016.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

RISK FACTORS

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. Certain of the more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to above, are listed hereunder.

The successful start of mining development and operations into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production, including, without limitation: completing a formal feasibility study that demonstrates an economic operation could exist on the Company’s mineral properties; optimizing the mine plan; recruiting and training personnel; having available funds to finance construction and development activities; avoiding potential increases in costs; negotiating contracts for the supply of power, shipping and for the sale of commodities; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that the Company will be able to successfully complete these activities, since most of these activities require significant lead times, and the Company will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, and will have a material adverse effect on the Company’s business, prospects, financial position, results of operations and cash flows.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

As such, there can be no assurance that the Company will be able to complete development of its projects at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on the Company’s business, prospects, financial position, results of operations and cash flows.

There is no assurance that the Company will ever achieve production or that the Company will ever be profitable if production is achieved.

The Company may experience difficulty attracting and retaining qualified management and technical personnel to meet its needs for growth.

The Company is dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on managing the Company's interests and the advancement of projects and on identifying new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or its inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on its business or future operations.

Titles and other rights to the Company’s projects cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its projects will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop its projects. Title insurance generally is not available for mineral properties, and its ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s projects may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on all or part of its projects as permitted or being unable to enforce our rights with respect to all or part of the Company’s projects.

The Company needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine, the Company will need to negotiate and conclude various agreements with external service and utility providers for shipping and power access, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine unviable.

The Company's activities are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict the Company’s operations.

All of the Company’s exploration, potential development and production activities are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of its business, causing it to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future. The Company expects to continue to incur losses unless and until such time as a project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Company’s projects will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

The Company’s securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of the Company’s common shares will be affected by such volatility.

FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Available-for-sale investment	Available-for-sale	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The fair value of the Company’s receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s available-for-sale investment is measured at cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada and accrued interest due from a major financial institution.  The Company does not believe it is exposed to significant credit risk.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13 of the accompanying condensed interim consolidated financial statements.  As a result of financing and debt restructuring completed during the year ended April 30, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at January 31, 2016, the Company has accounts payable denominated in US dollars of US$57,081, cash of US$8,036 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,300.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet financing arrangements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company’s internal controls over financial reporting during the nine month period ended January 31, 2016 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

PROPOSED TRANSACTION

Letter of Intent

On February 16, 2016, the Company entered into a letter of intent (the “LOI”) with Canada Jetlines Ltd. (“Jetlines”) with respect to a business combination of Jetlines and Jet Metal (the “Transaction”).  Jetlines is a start-up airline aiming to become Canada’s first ultra-low cost carrier (“ULCC”).

The Transaction is subject to the parties executing definitive transaction documents on or before March 31, 2016 (the “Transaction Documents”) and the final structure of the Transaction is to be determined upon the receipt of securities, tax and financial advice.

The exchange ratio for the Transaction will be as follows (subject to adjustment in certain circumstances):

•
each one and one-half (1.5) issued and outstanding Jet Metal shares shall be converted into one (1) share of the issuer resulting from the combination of Jet Metal and Jetlines (the “Resulting Issuer”); and

•	each one (1) issued and outstanding Jetlines share shall be converted into one and one-half shares (1.5) of the Resulting Issuer.

The Transaction will be structured such that the outstanding warrants and stock options of Jet Metal and Jetlines will automatically become exercisable for or shall be exchanged for shares of the Resulting Issuer, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.

The Transaction is subject to the following key conditions:

•	the parties will execute the Transaction Documents by March 31, 2016;

•
Jet Metal will complete a private placement (the “Concurrent Financing”) of units (“Units”) for gross proceeds of up to $6,000,000. Each Unit will consist of one common share of Jet Metal and one half of one common share purchase warrant. Each whole warrant shall be exercisable into a common share of Jet Metal for 24 months. Subject to Exchange approval, Jet Metal may pay commissions or finder’s fees in connection with the Concurrent Financing and may appoint a broker to assist with the Concurrent Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction;

•	$100,000 of outstanding Jet Metal debt will be converted into common shares of Jet Metal;

•	the parties will complete due diligence investigations, each to their own satisfaction, prior to executing the Transaction Documents;

•	the Transaction will have received approval of the Exchange and all necessary corporate and shareholder approvals; and

•
receipt of a report of a sponsor in respect of the Transaction or waiver from the sponsorship requirement by the Exchange. Jet Metal anticipates applying for a waiver of the sponsorship requirement in reliance upon completion of the Concurrent Financing.

Jet Metal will provide Jetlines with a secured bridge loan for up to $150,000. The Loan will be advanced in tranches based on a budget agreed to between Jet Metal and Jetlines.

Prior to the closing of the Transaction, Jetlines may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.

Jet Metal Corp.
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2016
Date Prepared: March 21, 2016

Completion of the Transaction is subject to a number of conditions, including Exchange acceptance and disinterested shareholder approval. The Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.  Trading in the securities of the Company should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of the disclosure set forth above.

Jetlines Loan

On February 24, 2016, the Company entered into a loan agreement with Jetlines to lend the principal amount of $150,000 (the “Loan”).  The Loan will be advanced in tranches based on agreed upon budgeted expenditures of Jetlines (the “Budget”).  The Loan is secured by a general security agreement.  The proceeds of the Loan are to be used solely to fund the expenditures of Jetlines set forth in the Budget.

The Loan bears interest on the principal amount outstanding at the rate of ten percent (10%) per annum from the date of advance of the Loan until the principal amount of the Loan is repaid in full, and shall be payable in cash on the earlier to occur of (a) the closing of the Transaction, and (b) the date that is 60 days following the termination of the LOI in accordance with its terms, or,  in the event that the LOI is superseded by a definitive agreement, the date that is 60 days following the termination of the definitive agreement in accordance with its terms (except where the termination of the LOI or definitive agreement is based on a default by the Company, in which case the amounts advanced to Jetlines under the Loan shall no longer be due and payable by Jetlines to the Company).

All amounts owed by Jetlines to the Company which are not paid when due shall bear interest from the date on which such amount is due until such amount is paid in full, payable on demand and compounded monthly at the interest rate of ten percent (10%).

The Company received Exchange approval with respect to the Loan and subsequently advanced Jetlines the first tranche of the loan in the amount of $50,000 on March 4, 2016.

SUBSEQUENT EVENTS

Refer to “Proposed Transaction” above for details of reportable events which occurred subsequent to the nine month period ended January 31, 2016.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The Board of Directors of the Company has approved the disclosures contained in this MD&A.